October 11,
2005


Mail Stop 4561

Andrew Jacobs
8401 North Central Expressway, Suite 800
Dallas, TX  75225

      Re:	Capstead Mortgage Corporation
		Form 10-K for the year ended December 31, 2004
		File No. 001-08896

Dear Mr. Jacobs:

      We have reviewed your response letter dated August 26, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-K

Exhibit 13

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 38
1. We have read and considered your response to comment 4(a). We continue to believe the use of operating income and operating income per share is confusingly similar to other measures calculated under
GAAP. As such, please revise future filings accordingly to label this measure in a manner that is dissimilar to descriptions used under GAAP.
2. In reference to your response to comment 4(b), please revise future filings to explain the reasons why management believes this non-GAAP financial measure provides useful information to investors regarding the Company`s operating performance. Your current disclosure that operating income is used to determine the funds available for reinvestment or distribution indicates that you are using this as a measure of your liquidity. Also tell us what consideration was given to disclosing this non-GAAP information separately from the other GAAP information included in your Results of Operations table under a heading clearly labeled as "Other
Data".
*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3413 if you have questions.




							Sincerely,



      Cicely Luckey
      Branch Chief


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Mr. Andrew Jacobs
Capstead Mortgage Corporation
October 11, 2005
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